UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)

The AZEK Company Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

05478C105

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05478C105		Schedule 13G

1	Names of Reporting Persons Ares Corporate Opportunities Fund IV, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 27,721,090

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 27,721,090

9	Aggregate Amount Beneficially Owned by Each Reporting Person 27,721,090

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 17.9%*

12	Type of Reporting Person PN
* The calculation of the percentage of outstanding shares is based on 154,740,054 shares of Class A Common Stock (as defined below) outstanding as of January 26, 2021, as reported by the Issuer (as defined below) in Amendment No. 1 to its Annual Report filed with the Securities and Exchange Commission on February 3, 2021 (the “10-K/A”).

CUSIP No. 05478C105		Schedule 13G

1	Names of Reporting Persons ACOF Operating Manager IV, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 27,721,090

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 27,721,090

9	Aggregate Amount Beneficially Owned by Each Reporting Person 27,721,090

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 17.9%*

12	Type of Reporting Person OO
* The calculation of the percentage of outstanding shares is based on 154,740,054 shares of Class A Common Stock outstanding as of January 26, 2021, as reported by the Issuer in the 10-K/A.

CUSIP No. 05478C105		Schedule 13G

1	Names of Reporting Persons Ares Management LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 27,721,090

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 27,721,090

9	Aggregate Amount Beneficially Owned by Each Reporting Person 27,721,090

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 17.9%*

12	Type of Reporting Person OO
* The calculation of the percentage of outstanding shares is based on 154,740,054 shares of Class A Common Stock outstanding as of January 26, 2021, as reported by the Issuer in the 10-K/A.

CUSIP No. 05478C105		Schedule 13G

1	Names of Reporting Persons Ares Management Holdings L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 27,721,090

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 27,721,090

9	Aggregate Amount Beneficially Owned by Each Reporting Person 27,721,090

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 17.9%*

12	Type of Reporting Person PN
* The calculation of the percentage of outstanding shares is based on 154,740,054 shares of Class A Common Stock outstanding as of January 26, 2021, as reported by the Issuer in the 10-K/A.

CUSIP No. 05478C105		Schedule 13G

1	Names of Reporting Persons Ares Holdco LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 27,721,090

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 27,721,090

9	Aggregate Amount Beneficially Owned by Each Reporting Person 27,721,090

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 17.9%*

12	Type of Reporting Person OO
* The calculation of the percentage of outstanding shares is based on 154,740,054 shares of Class A Common Stock outstanding as of January 26, 2021, as reported by the Issuer in the 10-K/A.

CUSIP No. 05478C105		Schedule 13G

1	Names of Reporting Persons Ares Holdings Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 27,721,090

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 27,721,090

9	Aggregate Amount Beneficially Owned by Each Reporting Person 27,721,090

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 17.9%*

12	Type of Reporting Person CO
* The calculation of the percentage of outstanding shares is based on 154,740,054 shares of Class A Common Stock outstanding as of January 26, 2021, as reported by the Issuer in the 10-K/A.

CUSIP No. 05478C105		Schedule 13G

1	Names of Reporting Persons Ares Management Corporation

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 27,721,090

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 27,721,090

9	Aggregate Amount Beneficially Owned by Each Reporting Person 27,721,090

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 17.9%*

12	Type of Reporting Person CO
* The calculation of the percentage of outstanding shares is based on 154,740,054 shares of Class A Common Stock outstanding as of January 26, 2021, as reported by the Issuer in the 10-K/A.

CUSIP No. 05478C105		Schedule 13G

1	Names of Reporting Persons Ares Voting LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 27,721,090

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 27,721,090

9	Aggregate Amount Beneficially Owned by Each Reporting Person 27,721,090

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 17.9%*

12	Type of Reporting Person OO
* The calculation of the percentage of outstanding shares is based on 154,740,054 shares of Class A Common Stock outstanding as of January 26, 2021, as reported by the Issuer in the 10-K/A.

CUSIP No. 05478C105		Schedule 13G

1	Names of Reporting Persons Ares Management GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 27,721,090

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 27,721,090

9	Aggregate Amount Beneficially Owned by Each Reporting Person 27,721,090

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 17.9%*

12	Type of Reporting Person OO
* The calculation of the percentage of outstanding shares is based on 154,740,054 shares of Class A Common Stock outstanding as of January 26, 2021, as reported by the Issuer in the 10-K/A.

CUSIP No. 05478C105		Schedule 13G

1	Names of Reporting Persons Ares Partners Holdco LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 27,721,090

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 27,721,090

9	Aggregate Amount Beneficially Owned by Each Reporting Person 27,721,090

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 17.9%*

12	Type of Reporting Person OO
* The calculation of the percentage of outstanding shares is based on 154,740,054 shares of Class A Common Stock outstanding as of January 26, 2021, as reported by the Issuer in the 10-K/A.

Item 1.
	(a)	Name of Issuer: The AZEK Company Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 1330 W Fulton Street, Suite 350, Chicago Illinois 60607

Item 2.
(a)	Name of Person Filing:
Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of Ares Corporate Opportunities Fund IV, L.P. (“Ares IV”), ACOF Operating Manager IV, LLC (“ACOF IV”), Ares Management LLC, Ares Management Holdings L.P. (“Ares Management Holdings”), Ares Holdco LLC (“Ares Holdco”), Ares Holdings Inc. (“Ares Holdings”), Ares Management Corporation (“Ares Management”), Ares Voting LLC (“Ares Voting”), Ares Management GP LLC (“Ares Management GP”) and Ares Partners Holdco LLC (“Ares Partners”).
	(b)	Address or Principal Business Office: The business address of each Reporting Person is 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.
	(c)	Citizenship of each Reporting Person is: Each of the Reporting Persons is organized under the laws of the State of Delaware.
	(d)	Title of Class of Securities: The Issuer’s Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”).
	(e)	CUSIP Number: 05478C105

Item 3.
Not applicable.

Item 4.	Ownership

Ownership (a-b)

The ownership information presented in this Schedule 13G is based upon 154,740,054 shares of Class A Common Stock outstanding as of January 26, 2021, as reported by the Issuer in the 10-K/A. As of the date that this Schedule 13G is filed, Ares IV is the holder of record of 27,721,090 shares of Class A Common Stock, which represents 17.9% of the issued and outstanding shares of Class A Common Stock as of January 26, 2021. The Reporting Persons, as a result of the relationships described below, may be deemed to directly or indirectly beneficially own the shares of Class A Common Stock held of record by Ares IV.

The manager of Ares IV is ACOF IV, and the sole member of ACOF IV is Ares Management LLC. The sole member of Ares Management LLC is Ares Management Holdings, and the general partner of Ares Management Holdings is Ares Holdco. The sole member of Ares Holdco is Ares Holdings. The sole stockholder of Ares Holdings is Ares Management. Ares Management GP is the sole holder of the Class B Common Stock, $0.01 par value per share, of Ares Management (the “Ares Class B Common Stock”) and Ares Voting is the sole holder of the Class C common stock, $0.01 par value per share, of Ares Management (the “Ares Class C Common Stock”). Pursuant to Ares Management’s Certificate of Incorporation in effect as of the date of this Schedule 13G, the holders of the Ares Class B Common Stock and the Ares Class C Common Stock, collectively, will generally have the majority of the votes on any matter submitted to the stockholders of Ares Management if certain conditions are met. The sole member of both Ares Management GP and Ares Voting is Ares Partners. Ares Partners is managed by a board of managers, which is composed of Michael J Arougheti, Ryan Berry, R. Kipp deVeer, David B. Kaplan, Michael R. McFerran, Antony P. Ressler and Bennett Rosenthal (collectively, the “Board Members”). Mr. Ressler generally has veto authority over decisions by the Board Members.

Each of the Reporting Persons (other than Ares IV), the Board Members and the other directors, officers, partners, stockholders, members and managers of the Reporting Persons, expressly disclaims beneficial ownership of the shares of Class A Common Stock reported herein for purposes of Section 13(d) of the Act and the rules under Section 13(d) of the Act.

(c) The information contained on the cover pages to this Schedule 13G is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2021

Ares Corporate Opportunities Fund IV, L.P.

By:	ACOF Operating Manager IV, LLC
Its:	Manager

Signed:	/s/ Naseem Sagati Aghili
Name:	Naseem Sagati Aghili
Title:	Authorized Signatory

ACOF Operating Manager IV, LLC

Signed:	/s/ Naseem Sagati Aghili
Name:	Naseem Sagati Aghili
Title:	Authorized Signatory

Ares Management LLC

Signed:	/s/ Naseem Sagati Aghili
Name:	Naseem Sagati Aghili
Title:	Authorized Signatory

Ares Management Holdings L.P.

By:	Ares Holdco LLC
Its:	General Partner

Signed:	/s/ Naseem Sagati Aghili
Name:	Naseem Sagati Aghili
Title:	Authorized Signatory

Ares Holdco LLC

Signed:	/s/ Naseem Sagati Aghili
Name:	Naseem Sagati Aghili
Title:	Authorized Signatory

Ares Holdings Inc.

Signed:	/s/ Naseem Sagati Aghili
Name:	Naseem Sagati Aghili
Title:	Authorized Signatory

Ares Management Corporation

Signed:	/s/ Naseem Sagati Aghili
Name:	Naseem Sagati Aghili
Title:	Authorized Signatory

Ares Management GP LLC

Signed:	/s/ Naseem Sagati Aghili
Name:	Naseem Sagati Aghili
Title:	Authorized Signatory

Ares Voting LLC

Signed:	/s/ Naseem Sagati Aghili
Name:	Naseem Sagati Aghili
Title:	Authorized Signatory

Ares Partners Holdco LLC

Signed:	/s/ Naseem Sagati Aghili
Name:	Naseem Sagati Aghili
Title:	Authorized Signatory

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of February 12, 2021, by and among the Reporting Persons.